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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*

                           Roberts Oil and Gas, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.30 per share
                        (Title of Class of Securities)

                                  770489 20 1
                                (CUSIP Number)

      Robert M. Burr, 8552 Katy Freeway, Suite 200, Houston, Texas 77024
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 6, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement  /x/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 770489 20 1           SCHEDULE 13D              PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert M. Burr

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
      PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                             [ ]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            108,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             108,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      108,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
12


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11%

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      TYPE OF REPORTING PERSON*
14
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                                     Page 3 of 5

Item 1. Security and Issues

     This schedule relates to common stock, $.30 par value (the "Common Stock") of Roberts Oil and Gas, Inc., a Texas corporation (the "Company"). The principal executive offices of the Company are located at P.O. Box 22658, Houston, Texas 77227-2658.

Item 2. Identity and Background

     This Schedule is being filed on behalf of Robert M. Burr whose business address is 8552 Katy Freeway, Suite 200, Houston, Texas 77024. Mr. Burr is the President of Trident Energy Corporation, which is located at the address listed in this item above.

     Mr. Burr has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a federal or administrative body of competent jurisdiction where the result of such proceeding was a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws. Mr. Burr is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Mr. Burr acquired 8,000 of the shares subject to this Schedule 13-D for approximately $10,000. The remaining 100,000 shares subject to this report were purchased from NICOR Oil and Gas Corporation for approximately $10,000 on April 6, 1994. Mr. Burr used his personal funds to acquire all of these shares.

Item 4. Purpose of Transaction.

     All shares acquired by Mr. Burr on whose behalf this schedule is filed were acquired for investment purposes. Mr. Burr may, from time to time, acquire additional securities of the Company through open market or privately negotiated transactions depending on existing market conditions and other conditions which they may deem relevant. Mr. Burr will review his investments on a continuing basis and, depending on the price and availability of such securities, other investment developments affecting the Company, the Company's business and prospects, general stock market and economic conditions and other factors deemed relevant, he may decide to increase or decrease the size of his investment in the Company.

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                                                                     Page 4 of 5

     Other than as stated, Mr. Burr, on whose behalf this schedule is filed, has no present plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     Robert M. Burr

     (a) Aggregate amount and percentage of shares beneficially owned:

         108,000 (11.0%)

     (b) Aggregate amount of shares the reporting person has sole power to direct the vote and disposition of:

         108,000 (11.0%)

         Aggregate amount of shares the reporting person has shared power to direct the vote and disposition of:

         None (0%)

     (c) N/A

     (d) N/A

     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     N/A

Item 7. Material to be Filed as Exhibits

     N/A

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                                                                     Page 5 of 5

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      9/26/95                               /s/ Robert M. Burr
------------------                          ------------------
       Date                                 Robert M. Burr